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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                       InTime Systems International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    461158206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Scott Turkel, TCM Partners, L.P., 137 Rowayton Avenue,
                         Suite 200, Rowayton, CT 06853
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 13, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                                Page 1 of 9 Pages

                                  SCHEDULE 13D


CUSIP NO. 461158206                                         PAGE 2 OF 9 PAGES
-------------------                                         -----------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TCM PARTNERS, L.P.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                 (b) [  ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

                  PF

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(3) OR 2(e)                                                     [   ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF

         SHARES          -------------------------------------------------------

      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                    40,400 SHARES OF CLASS A COMMON STOCK

          EACH           -------------------------------------------------------

        REPORTING          9    SOLE DISPOSITIVE POWER

         PERSON          -------------------------------------------------------

          WITH             10   SHARED DISPOSITIVE POWER

                                   40,400 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  40,400 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D

CUSIP NO.                                                    PAGE 3 OF 9 PAGES
---------                                                    -----------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SCOTT TURKEL
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [  ]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUND*

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

--------------------------------------------------------------------------------

        NUMBER OF
                         7    SOLE VOTING POWER
         SHARES

      BENEFICIALLY       -------------------------------------------------------

        OWNED BY         8    SHARED VOTING POWER

          EACH                84,600 SHARES OF CLASS A COMMON STOCK

        REPORTING        -------------------------------------------------------

         PERSON          9    SOLE DISPOSITIVE POWER

          WITH           -------------------------------------------------------

--------------------------------------------------------------------------------

10    SHARED DISPOSITIVE POWER

          84,600 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          84,600 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.9%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

          IN

Item 1.  Security and Issuer.

         (a)      Title and Class of Securities

                  Class A Common Stock



         (b)      Name of Issuer

                  InTime Systems International, Inc.


         (c)      Address of Issuer's Principal Executive Offices

                  1655 Palm Beach Lakes Boulevard
                  Suite 200
                  West Palm Beach, Florida 33401


Item 2.  Identity and Background


     (a) TCM Partners, L.P. is a Delaware limited partnership. Scott Turkel is the sole general partner of TCM Partners, L.P.

     (b) The business address of TCM Partners, L.P. and Scott Turkel is 137 Rowayton Avenue, Suite 200, Rowayton, Connecticut 06853.

     (c) Mr. Turkel's principal occupation is serving as general partner of TCM Partners, L.P.

     (d) TCM Partners, L.P. and Mr. Turkel have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) TCM Partners, L.P. and Mr. Turkel have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) TCM Partners, L.P. is a limited partnership organized under the laws of the State of Delaware. Mr. Turkel is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.


         N/A

Item 4.  Purpose of Transaction.

         The securities were (i) sold in the normal course by TCM Partners, L.P. and by an account managed by TCM Capital Management, Inc., a corporation wholly owned by Scott Turkel (the "Managed Account") and (ii) transferred to limited partners of TCM Partners, L.P. upon their withdrawal from the partnership.


Item 5.  Interest in Securities of the Issuer.

         (a) TCM Partners, L.P. owns 40,400 shares of Class A Common Stock of the issuer, representing 0.9% of outstanding Class A Common Stock of the issuer, which includes 20,200 shares of Class A Common Stock issuable upon exercise of Warrants. Mr. Turkel is the president of TCM Capital Management, Inc. and, in his capacity as manager of the Managed Account, also beneficially owns 43,800 shares of Class A Common Stock, which includes 21,900 shares of Class A Common Stock issuable upon exercise of Warrants. Mr. Turkel is also the custodian of an account in the name of his son Bryan Turkel (the "BT Account"), and thereby beneficially owns 400 shares of Class A Common Stock, which includes 200 shares of Class A Common Stock issuable upon exercise of Warrants (resulting in an aggregate beneficial ownership of 84,600 shares of Common Stock, representing 1.9% of the outstanding Class A Common Stock of the issuer).

         (b) TCM Partners, L.P. and Scott Turkel, its general partner, share the power to vote or to direct the vote and to dispose or direct the disposition of the shares of Class A Common Stock and Warrants owned by TCM Partners, L.P., Scott Turkel shares the power to vote or direct the vote and to dispose or direct the disposition of the shares of Class A Common Stock and Warrants beneficially owned by the Managed Account, and Scott Turkel has the sole power to vote and to dispose or direct the disposition of the shares of Class A Common Stock and Warrants owned by the BT Account.

         (c) The following sales and transfers were made by TCM Partners, L.P. and the Managed Account since the filing of Amendment No. 1 to Schedule 13D:

                              Number of Units (each Unit
                              consisting of one share of Class A
                              Common Stock and one Warrant to
                              purchase one share of Class A
    DATE                      COMMON STOCK)              PRICE PER UNIT
    ----                      -------------              --------------

    May 15, 1996                  1,000                       9.875
    October 24, 1997             36,200                       6.7166

    January 13, 1998                   25,300                         n/a
    January 14, 1998                    2,200                         n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None


Item 7.        Materials to be Filed as Exhibits.

               (a)   Agreement to file jointly

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January ___, 1998


                                 TCM PARTNERS, L.P.


                                 By:
                                    -----------------------------------
                                     Scott Turkel, General Partner


                                  --------------------------------------
                                  Scott Turkel

                                  EXHIBIT INDEX


EXHIBIT                                                          PAGE
-------                                                          ----

   A                 Agreement to file jointly                     9

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of In Time Systems International, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated:  January   , 1998                   TCM Partners, L.P.
        Rowayton, Connecticut


                                           By:
                                              ---------------------------------
                                                       A General Partner

Dated: January   , 1998
       Rowayton, Connecticut

                                              ----------------------------------
                                                           Scott Turkel